Mail Stop 4561

December 4, 2008

Mr. Brian F. Lavin
President and Chief Executive Officer
NTS Realty Capital, Inc.
10172 Linn Station Road
Louisville, KY 40223

      Re: **NTS Realty Holdings Limited Partnership**
                Form 10-K for the year ended December 31, 2007
                Filed March 25, 2008
                File No. 001-32389

Dear Mr. Lavin:

We have reviewed your response letter dated November 14, 2008, and have the following additional comment. Please be as detailed as necessary in your explanations. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2007

Consolidated Statements of Cash Flows, page 39

1. We have reviewed your response to our comment, and note that you determined the Investment in joint ventures by minority interest, net, should be classified as a cash flow from investing activities because you believe the nature of the investment by the unaffiliated third-party is not a financing to the Company. Please clarify why you believe this investment should not be accounted for as a financing activity, and why you believe it should be accounted for as an investing activity. Given that the acquired entity is consolidated in your financial statements, it appears that the contribution by the third party would be analogous to a financing rather than an investing activity.

* * * *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486.

Sincerely,

Daniel L. Gordon
Branch Chief